 Exhibit 99.1

ZKH Group Limited Announces US$50 Million Share Repurchase Program

SHANGHAI, June 13, 2024/PRNewswire/ -- ZKH Group Limited (NYSE: ZKH), a leading maintenance, repair and operations (“MRO”) procurement service platform in China, announced that its board of directors has authorized a share repurchase program under which the Company may repurchase up to US$50 million of its American Depositary Shares over the next 12 months, ending on June 13, 2025.

The share repurchases may be effected from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and will be implemented in accordance with applicable rules and regulations. The Company expects to fund the repurchases out of its existing cash balance.

Mr. Eric Long Chen, Chairman and Chief Executive Officer of ZKH said, “The share repurchase program underscores our confidence in ZKH’s business growth and future value creation potential. We will remain committed to delivering sustainable, profitable growth and enhancing shareholder value.”

About ZKH Group Limited

ZKH Group Limited (NYSE: ZKH) is a leading MRO procurement service platform in China, dedicated to propelling the MRO industry’s digital transformation to drive cost reduction and efficiency improvement industry-wide. Leveraging its outstanding product selection and recommendation capabilities, ZKH provides digitalized, one-stop MRO procurement solutions that enable its customers to transparently and efficiently access a wide selection of quality products at competitive prices. ZKH also facilitates timely and reliable product delivery with professional fulfillment services. By catering specifically to the needs of MRO suppliers and customers through its unmatched digital infrastructure, ZKH empowers all participants in the value chain to achieve more.

For more information, please visit: https://ir.zkh.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aim,” “estimates,” “intends,” “plans,” “believes,” “is/are likely to,” “potential,” “continue,” and similar statements. Among other things, the quotations from ZKH’s management in this press release contain forward-looking statements. ZKH may make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press release and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about ZKH’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in ZKH’s annual report on Form 20-F and other documents filed with the SEC. All information provided herein is as of the date of this press release, and ZKH undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

ZKH Group Limited

IR Department

E-mail: IR@zkh.com

Piacente Financial Communications

Hui Fan

Tel: +86-10-6508-0677

E-mail: zkh@thepiacentegroup.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: zkh@thepiacentegroup.com

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